FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

June 16, 2005
Commission file number
333-12714

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED

(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes                       No      X

16th June 2005

Mitsubishi Rayon and Lucite International Announce Manufacturing Collaboration

Plans to build 260kte of new methacrylate capacity in Singapore and USA to satisfy growing global demand and improve customer service

Mitsubishi Rayon Group (MRC), Asia’s largest manufacturer of methacrylate (MMA) products, and Lucite International (Lucite), the world’s leading supplier of MMA, today announce that they have agreed to enter into a collaboration for the construction and mutual supply of product from new MMA manufacturing capacity to be built in Singapore and the USA.

Under the terms of the agreement, a total of 260kte of new capacity is planned to come on stream over the next four years, with a new plant in Singapore being built by Lucite and completed by the end of 2007 and a plant in the US being constructed by MRC and due for completion by the end of 2009. Each party will supply the other with products from the new facilities, enabling improved service and supply to be provided to their customers on a global basis.

A summary of the plans for the new plants is shown below:

	Asia	North America
To be constructed by:	Lucite International	MRC
Site:	Singapore	Texas, USA
Capacity:	120kte of MMA	140kte of MMA and MAA
(Methacrylic acid)
Production technology:	Lucite’s proprietary	MRC’s proprietary C4
	Alpha process	process
Schedule:	Completion by end of 2007	Completion by the end 2009

Global demand for acrylic products manufactured from MMA is growing rapidly fuelled by economic growth and the development of new technologies and products. In response to this demand, both Lucite and MRC have already independently announced the construction of new manufacturing capacity in China, with Lucite currently commissioning a 100kte plant in Shanghai and MRC constructing a new 90kte facility in China due for completion next year.

Ian Lambert, Chief Executive of Lucite, added:

“The new capacity planned by our two groups creates an opportunity to share investment and production, enabling us to deliver cost efficiencies to our customers and allowing us to become even more responsive to their requirements. We believe there will be significant benefits for both companies’ customers as these plants come on stream.”

Enquiries:

Mitsubishi Rayon Group
koho@mrc.co.jp

Lucite International
 Ian Lambert, Chief Executive     00 44 2380 248150

Financial Dynamics
 David Yates     00 44 207 831 3113

Notes to Editors

About Lucite International
Lucite International, owner of the world renowned Lucite® and Perspex™ brands and a leader in the innovation, design and manufacture of acrylic based products, is a global manufacturer and marketer of Methacrylates – the main building block of acrylic, which it either sells direct as monomer or transforms into acrylic-based products made under three further product groupings: specialties, resins and polymer and sheet and composite materials. Customers convert these into a diverse range of consumer, architectural, high-tech and medical products.

Lucite is the world’s leading supplier of Methyl Methacrylate, with around 25% of the world market by volume and the capacity to produce 1.9 billion Ibs (850 ktes) per annum of acrylic products. The Company has an annual turnover of over $1.2 billion and employs a workforce of 2000 people serving customers in more than 100 countries worldwide.

About Mitsubishi Rayon Group
 The Mitsubishi Rayon Group is the largest manufacturer of methacrylate products in Asia, and provides integrated production system from monomer and polymer to processed products (moulding materials, sheets, paint resins, etc.) in Thailand, China and Japan. The construction of a new MMA plant in North America is among the major projects in the fifth medium-term management plan covering the period FY 2005-2007, announced in April 2005.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited Registrant Guarantor

/s/ ANNIE VEERMAN

By:	Annie Veerman
Director

Dated June 16, 2005